sirit Inc.

04 MAR -2 AM 7:21

04010159

February 23, 2004

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #04-03 for SIRIT's file.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary
SIRIT Inc.
/encl.

dlw 3/2

33 CITY CENTRE DRIVE, SUITE 250, MISSISSAUGA, ON, L5B 2N5 CANADA
TEL: (905) 949-4404 FAX: (905) 949-6320 WEBSITE: www.sirit.com

Reg. No. 82-3200

04 MAR -2 AM 7:21

sirit Inc.

NEWS RELEASE

February 23, 2004 **Trading Symbol: TSX: SI**

News Release #04-03

RFID by sirit

FOR MORE INFORMATION:

Jay Hussey
Vice President
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Achieves Project Acceptance on 91 Express Lanes Project

SIRIT successfully deploys one of the most technologically advanced toll collection systems in the industry

Toronto, ON – February 23, 2004 – SIRIT Inc. (TSX: SI), a leading developer and manufacturer of radio frequency identification (RFID) technologies, is pleased to announce that it has been granted system acceptance on its project to replace the in-lane toll collection system infrastructure on the 91 Express Lanes.

The 91 Express Lanes is a four-lane plus two High Occupancy Toll ("HOT") lane, 10-mile toll road built in the median of California's Riverside Freeway (State Route 91) between the Orange/Riverside County line and the Costa Mesa Freeway (State Route 55). The state-of-the-art facility was the world's first fully-automated toll facility and the first application of value pricing in America. On January 3, 2003, the 91 Express Lanes was purchased by the Orange County Transportation Authority (OCTA). OCTA subsequently awarded a contract to SIRIT to implement a major system replacement designed to replace aging technology and build advanced system architectures capable of achieving high levels of performance.

91 Express Lanes customers pay tolls from pre-paid accounts, using a ***FasTrak™*** transponder — a pocket-sized radio transmission device mounted to the inside of their vehicle's windshield. This breakthrough electronic toll collection technology eliminates the need to stop and pay tolls at traditional tollbooths, thus ensuring the free flow of traffic on the 91 Express Lanes.
William Staudt, Chief Executive Officer for SIRIT, commented, "This project's success was achieved through dedicated teamwork and co-operation by both SIRIT and the OCTA. The 91 Express Lanes has now set a new industry benchmark for system design and overall system performance."

Ellen Burton, General Manager of the Orange County Transportation Authority's 91 Express Lanes commented, "We are very pleased to have achieved this significant milestone in the evolution of the 91 Express Lanes. The system replacement performed by SIRIT reinforces the position of the 91 Express Lanes as one of the most technologically advanced traffic data and revenue collection systems in the world. The SIRIT team did a remarkable job of bringing the project in on time and within budget and most importantly is now exceeding the specifications for overall system performance."

About SIRIT:

SIRIT is a pure Radio Frequency Identification ("RFID") company that designs, develops, manufactures, integrates and sells RFID products and solutions. SIRIT is a leader in RFID technology, with emphasis on Automatic Vehicle Identification ("AVI") and Supply Chain Management ("SCM"). The former focuses on revenue collection systems such as traditional tolling, non-stop tolling, access control and High Occupancy Tolling ("HOT"), while the latter focuses on supply chain management applications including logistics, warehousing and manufacturing, asset management and product identification. From its years of success in developing and supplying RFID technologies, SIRIT is well positioned to capitalize on the rapid development of supply chain and other mass-market RFID applications. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

About Orange County Transportation Authority (OCTA):

The Orange County Transportation Authority (OCTA) was formed in 1991 by the consolidation of seven separate transportation agencies to develop and implement unified transportation programs and services for Orange County. The establishment of a consolidated transportation authority has saved county taxpayers millions of dollars through increased efficiency and the elimination of duplicative efforts.

For more information on OCTA visit **www.octa.net**.

FasTrak™ is a registered mark of the Transportation Corridor Agencies and is the statewide electronic toll collection brand in California.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320